UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2009
COMMISSION FILE NUMBER 001-33373
____________________

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)
____________________

3 IASSONOS STREET
PIRAEUS, 18537 GREECE
(address of principal executive offices)
____________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes           ☐           No           ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes           ☐           No           ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           ☐           No           ☒

If “yes” is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Item 1 – Information Contained in this Form 6-K Report

Attached as Exhibit I is a press release of Capital Product Partners L.P., dated April 30, 2009.

This report on Form 6-K is hereby incorporated by reference into the registrant's registration statement, registration number 333-153274, dated October 1, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS, L.P.,
By	Capital GP L.L.C., its general partner
/s/ Ioannis E. Lazaridis
Name: Ioannis E. Lazaridis
Title: Chief Executive Officer and Chief Financial Officer of Capital GP L.L.C.

Dated: April 30, 2009

Exhibit I

CAPITAL PRODUCT PARTNERS L.P. ANNOUNCES FIRST QUARTER FINANCIAL RESULTS AND NEW CHARTERS

Athens, Greece - April 30, 2009 – Capital Product Partners L.P. (the “Partnership”), (Nasdaq: CPLP), an international owner of modern double-hull tankers, today released its financial results for the first quarter ended March 31, 2009.

The Partnership's net income for the quarter ended March 31, 2009 was $8.8 million, or $0.35 per limited partnership unit, which is 19 cents less than the $0.54 per unit from the previous quarter ended December 31, 2008, primarily due to the lower profit sharing revenues for the quarter and is equal to the net income per unit of $0.35 for the first quarter of 2008.

Operating surplus for the quarter ended March 31, 2009 was $11.9 million, below the $17.4 million from the fourth quarter of 2008 and higher than the $10.2 million from the first quarter of 2008. Operating surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of the Partnership and other master limited partnerships. (Please see Appendix A for a reconciliation of this non-GAAP financial measure to net income.)

Revenues for the first quarter of 2009 were $30.2 million, consisting of $29.5 million fixed revenue from time and bareboat charter agreements and $0.7 million in profit sharing revenues compared to $27.2 million of revenues in the first quarter of 2008. The first quarter 2009 profit share contribution is lower compared to the $6.1 million in profit sharing revenues for the previous quarter. This decrease is attributed to the deteriorating conditions prevailing in the product and crude tanker spot markets.

Total operating expenses for the first quarter of 2009 were $14.3 million, including $6.5 million in fees for the commercial and technical management of the fleet paid to a subsidiary of Capital Maritime & Trading Corp. (Capital Maritime), the Partnership's sponsor, $6.8 million in depreciation and $0.8 million in general and administrative expenses compared to $15.1 million for the first quarter of 2008. Interest expense and finance cost for the quarter totaled $7.6 million compared to $5.6 million for the first quarter of 2008. The increase in interest expense is due to the increased debt of the Partnership compared to a year ago. The first quarter of 2009 interest expense includes an additional cost of $0.6 million, which is due to the increased funding costs of the banks, incurred in accordance with the terms of our existing loan agreements.

The product tanker spot market deteriorated sharply towards the end of the first quarter of 2009 due to waning global oil product demand, increased supply of tonnage, higher than average oil product inventories and depressed refining crack spreads. The Suezmax market was also negatively affected by the implementation of OPEC production cuts and lower exports of Russian crude oil, which resulted in longer tonnage lists. The current lack of cargoes for product and crude tankers is likely to continue in the short-term, while medium to long term prospects are deteriorating. As a result, few period fixtures and asset sales are currently being concluded with the prevailing sentiment being that both period rates and asset prices are drifting lower.

Ioannis Lazaridis, Chief Executive Officer and Chief Financial Officer of Capital Product Partners' general partner, said "Our first quarter results reflect the predictability of our base charter revenues even in adverse market conditions such as those currently prevailing in the tanker market. Given the current circumstances, we are pleased to have achieved $0.7 million in profit sharing revenues”.

As of March 31, 2009, the Partnership's long-term debt remained unchanged compared to the fourth quarter of 2008 at $474.0 million and partners' equity declined to $141.1 million following the payment of the exceptional non-recurring distribution on February 13, 2009 (please refer to our press release of January 30, 2009 for further details regarding this distribution). The remaining undrawn amounts under the terms of our debt facilities currently stand at $246.0 million.

Mr. Lazaridis added: “We are pleased to announce today that we have extended the Partnership’s charter coverage and renewed our fleet following two separate transactions with Capital Maritime, our sponsor. Specifically, we have swapped two of our MR product tankers with early charter expiries with two younger, high specification, sister chemical/product tankers both under a 3 year time charter to BP Shipping. As a result, our charter coverage for 2009 is now close to 100% and is approximately 67% for 2010, thus increasing our revenue predictability and strengthening our cash flows. It is also important to note that the base charter revenues of the new vessels are fixed at a higher rate than those that they replace and at rates considerably higher than the current market rate for similar periods and also include profit sharing agreements. Overall, and given the lack of potential accretive acquisitions, we believe that this transaction brings considerable value to the Partnership and demonstrates our sponsor’s ability to conclude attractive repeat business with our charterers, as well as its long term commitment to the Partnership. The terms of the transactions were unanimously approved by Capital Product Partners’ Board of Directors, following the recommendation and approval of the Conflicts Committee”.

On April 7, 2009, the 2007 built M/T Assos was substituted with the M/T Agamemnon II, a 51,238 dwt chemical/product tanker, built in 2008 at STX Shipbuilding Co. Ltd, South Korea. The M/T Agamemnon II has been chartered to BP Shipping Limited under a time charter expected to expire in December 2011, at the earliest, at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL (Institute Warranty Limits - applies to voyages to certain ports at certain periods of the year). In addition, on April 13, 2009, the 2007 built M/T Atrotos, was substituted with the M/T Ayrton II, a 51,260 dwt chemical/product tanker, built April 2009 at STX Shipbuilding Co. Ltd, South Korea. The M/T Ayrton II has also been chartered to BP Shipping Limited under a time charter with expected expiration in March 2012 (third year subject to charterer’s option), at a base gross rate of $22,275 per day (net rate $22,000) plus a 50/50 profit share for breaching IWL. Both vessels’ operating expenses are fixed at a daily rate of $6,500 per day for approximately the next five years.  The Partnership exchanged these vessels with Capital Maritime and paid an additional consideration of $4.0 million for each vessel to Capital Maritime, to reflect the value and longer duration of the charters attached to each vessel, as well as the younger age of the vessels.  The Partnership is also responsible for any costs associated with the delivery of the vessels to Capital Maritime. Lastly, Morgan Stanley Capital Group Inc., the charterer of the M/T Assos and the M/T Atrotos agreed to pay compensation to the Partnership for the earlier termination of the previous charters. (Please see Appendix B for revised fleet and charter details for the Partnership)

On April 24, 2009, the Board of Directors of the Partnership declared a cash distribution for the first quarter of 2009 of $0.41 per unit reverting to the same distribution as in the third quarter of 2008 prior to the exceptional non-recurring distribution of $1.05 per unit declared for the fourth quarter of 2008. The Partnership has previously stated its intention to revert to unit distribution levels more consistent with prior periods after paying the exceptional non-recurring cash distribution for the previous quarter. The first quarter cash distribution will be paid on May 15, 2009 to unit holders on record on May 7, 2009.

Mr. Lazaridis concluded: “The global economic and credit environment has seen little change over the last quarter and there are no visible prospects for a recovery. We continue to face a severe deterioration in the banking and credit world as well as a major global economic slowdown, whose duration is very difficult to forecast.  The recent deterioration in the spot tanker market, the potential vessel deliveries for 2009 and the severe weakness in other segments of the shipping market are all likely to have an adverse effect on tanker vessel prices and period rates in the short- to medium- term.  However, we believe that our solid first quarter results, the recently extended charter coverage, our zero capital commitments to purchase or build vessels and our non-amortizing credit facilities until the earliest June 2012 position us to weather these conditions.”

Capital Product Partners will host a conference call to discuss its results today at 10:00 a.m. Eastern Time. The public is invited to listen to the conference call by dialing +1 888 935 4575 (U.S. and Canada, toll free), or +1 718 354 1385 (international); reference number 4122880#. Participants should dial in 10 minutes prior to the start of the call. The slide presentation accompanying the conference call will be available on the Partnership's website at www.capitalpplp.com. An audio webcast of the conference call will also be accessible through the website. The relevant links will be found in the Investor Relations section of the website.

About Capital Product Partners L.P.

Capital Product Partners L.P. (Nasdaq:CPLP), a Marshall Islands master limited partnership, is an international owner of modern double-hull tankers. Capital Product Partners L.P. owns 18 modern vessels, including 15 MR tankers, two small product tankers and one Suezmax crude oil tanker. All 18 vessels are under medium to long-term charters to BP Shipping Limited, Morgan Stanley Capital Group Inc., Overseas Shipholding Group, Shell International Trading & Shipping Company Ltd., and Trafigura Beheer B.V.

For more information about the Partnership, please visit our website: www.capitalpplp.com

Forward Looking Statement:

The statements in this press release that are not historical facts, including expected duration and expiration dates of our charters, expected charter rates, expected future distribution levels, ability to react to market conditions, earliest non-amortizing dates of our credit facilities and expected charter coverage rates for 2009 and 2010, may be forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended). These forward-looking statements involve risks and uncertainties that could cause the stated or forecasted results to be materially different from those anticipated. Unless required by law, we expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, to conform them to actual results or otherwise. We assume no responsibility for the accuracy and completeness of the forward-looking statements. We make no prediction or statement about the performance of our common units.

CPLP-F

Capital Product Partners L.P.

Unaudited Condensed Consolidated and Combined Statements of Income
(Notes 1-4)
(In thousands of United States dollars, except number of units and earnings per unit)

	For the three month period ended March 31,
	2009	2008

Revenues	30,204	27,220

Expenses:
Voyage expenses	221	289
Vessel operating expenses - related party	6,503	5,331
Vessel operating expenses	-	2,993
General and administrative expenses	789	680
Depreciation	6,819	5,762
Operating income	15,872	12,165
Other income (expense), net:
Interest expense and finance cost	(7,602)	(5,581)
Interest income	526	263
Foreign currency (loss), net	4	(59)
Total other (expense), net	(7,072)	(5,377)
Net income	8,800	6,788
Less:
Net (loss) attributable to CMTC operations	-	(1,184)
Partnership’s net income	8,800	7,972
General Partner’s interest in Partnership’s net income	$176	$159
Limited Partners’ interest in Partnership’s net income	8,624	7,813
Net income per:
• Common units (basic and diluted)	0.38	0.38
• Subordinated units (basic and diluted)	0.22	0.30
• Total units (basic and diluted)	0.35	0.35
Weighted-average units outstanding:
• Common units (basic and diluted)	20,512,229	13,624,622
• Subordinated units (basic and diluted)	4,304,922	8,805,522
• Total units (basic and diluted)	24,817,151	22,430,144

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Balance Sheets
(Notes 1-4)
(In thousands of United States dollars, except number of shares)

	March 31, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents	$ 13,771	$ 43,149
Short term investment	17,945	1,080
Trade accounts receivable	1,663	6,420
Prepayments and other assets	788	571
Total current assets	34,167	51,220
Fixed assets
Vessels, net	634,788	641,607
Total fixed assets	634,788	641,607
Other non-current assets
Deferred charges, net	2,759	2,827
Restricted cash	4,500	4,500
Total non-current assets	642,047	648,934
Total assets	$ 676,214	$ 700,154

Liabilities and Partners’ Equity
Current liabilities
Current portion of long-term debt	$ -	$ -
Trade accounts payable	465	143
Due to related parties	384	584
Accrued liabilities	897	785
Deferred revenue	385	3,485
Distributions payable	9,352	-
Total current liabilities	11,483	4,997
Long-term liabilities
Long-term debt	474,000	474,000
Deferred revenue	1,656	1,568
Derivative instruments	47,990	47,414
Total long-term liabilities	523,646	522,982
Total liabilities	535,129	527,979
Commitments and contingencies	-	-
Partners’ Equity	141,085	172,175
Total liabilities and partners’ equity	$ 676,214	$ 700,154

Capital Product Partners L.P.
Unaudited Condensed Consolidated and Combined Statements of Cash Flows
(Notes 1-4)
(In thousands of United States dollars)

	For the three month period ended March 31,
	2009	2008
Cash flows from operating activities:
Net income	$ 8,800	$ 6,788
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation and amortization	6,819	5,762
Amortization of deferred charges	81	142
Changes in operating assets and liabilities:
Trade accounts receivable	4,757	343
Due from related parties	-	(315)
Prepayments and other assets	(217)	129
Inventories	-	(29)
Trade accounts payable	309	898
Due to related parties	(200)	10
Accrued liabilities	112	1,208
Deferred revenue	(3,012)	(3,155)
Net cash provided by operating activities	17,449	11,781
Cash flows from investing activities:
Vessel acquisitions	-	(95,365)
Increase of restricted cash	-	(500)
Purchase of short term investment	(16,865)	-
Net cash (used in) investing activities	(16,865)	(95,865)
Cash flows from financing activities:
Proceeds from issuance of long-term debt	-	94,000
Proceeds from related party debt/financing	-	52,463
Payments of related party debt/financing	-	(52,463)
Loan issuance costs	-	(2,107)
Excess of purchase price over book value of vessels acquired from entity under common control	-	(1,639)
Dividends paid	(29,962)	(8,996)
Cash balance that was distributed to the previous owner	-	(2)
Net cash provided by financing activities	(29,962)	81,256

Net (decrease) in cash and cash equivalents	(29,378)	(2,828)
Cash and cash equivalents at beginning of period	43,149	19,919
Cash and cash equivalents at end of period	13,771	$ 17,091

Supplemental Cash Flow information
Cash paid for interest	$ 7,322	$ 5,409

Non-cash Activities
Net liabilities assumed by CMTC upon vessel contribution to the Partnership	-	64,410
Units issued to acquire vessel owning company of M/T Amore Mio II.	-	$ 37,739
Change in payable offering expenses	$ 13	-

Notes

(1) The unaudited condensed consolidated and combined statements of income and cash flows for the three month period ended March 31, 2008 include the results of operations of M/T Amore Mio II and M/T Aristofanis which were acquired from an entity under common control on March 27, 2008, and April 30, 2008, respectively, as though the transfers had occurred at the beginning of the earliest period presented.

 (2) On January 29, 2008, June 17, 2008 and August 20, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning company of M/T Alexandros II, M/T Aristotelis II, and M/T Aris II for a total purchase price of $48,000 each. The vessels have been recorded in the Partnership's financial statements at the amount of $46,954, $46,706 and $46,585, respectively, which were reflected in Capital Maritime's consolidated financial statements, which differ from the acquisition price by $1,046, $1,294 and $1,415, respectively. The amount of the purchase price in excess of Capital Maritime's basis of the assets amounted to $3,755 was recognized as a reduction of partners' equity. M/T Alexandros II, M/T Aristotelis II, and M/T Aris II were delivered to Capital Maritime from the shipyard on January 29, 2008, June 17, 2008, and August 20, 2008 respectively and on the same date the Partnership acquired the shares of the respective vessel owning companies. These vessel owning companies did not have an operating history, as such, there is no information to retroactively adjust that should be considered. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis II and the M/T Aris II as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. All assets, liabilities and equity other than the relevant vessels, related charter agreements and related permits, which the vessel owning companies of the M/T Alexandros II, the M/T Aristotelis and the M/T Aris II had at the time of the transfer, were retained by Capital Maritime.

(3) On March 27, 2008 and April 30, 2008 the Partnership acquired from Capital Maritime the shares of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis for a total consideration of $85,739 and $21,566 respectively. The acquisition of the shares of the vessel owning company of M/T Amore Mio II was funded by $2,000 from available cash, $46,000 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 2,048,823 common units to Capital Maritime at a price of $18,42 per unit which represents the closing price of the Partnership’s units on March 26, 2008 as quoted on Nasdaq Stock Exchange. The acquisition of the shares of the vessel owning company of M/T Aristofanis was funded by $11,500 through a drawn down from the new credit facility of $350,000, and the remaining amount through the issuance of 501,308 common units to Capital Maritime at a price of $20.08 per unit which represents the closing price of the Partnership’s units on April 29, 2008 as quoted on Nasdaq Stock Exchange. M/T Amore Mio II and M/T Aristofanis have been recorded in the Partnership's financial statements at the amount of $85,146 and $10,831 respectively,  reflecting their historical cost in Capital Maritime's consolidated financial statements, and differ from the acquisition price by $593 and $10,735 respectively. The amounts of the purchase price in excess of Capital Maritime's basis of the M/T Amore Mio II and M/T Aristofanis of $593 and $10,735 respectively were recognized as a reduction of partners' equity. As required by the provision of Statement of Financial Accounting Standards No. 141, "Business Combinations" ("SFAS No. 141"), the Partnership accounted for the acquisition of the vessel owning companies of M/T Amore Mio II and M/T Aristofanis as a transfer of net assets between entities under common control at Capital Maritime's carrying amounts (historical cost) of the net assets contributed. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred at the beginning of the earliest period presented, and prior years financial statements are retroactively adjusted to furnish comparative information similar to the pooling-of-interest method of accounting.

(4) Short term investment consists of cash time deposit with original maturity of six months.

Capital Product Partners L.P.
Appendix A – Reconciliation of Non-GAAP Financial Measure
(In thousands of U.S. dollars)

Description of Non-GAAP Financial Measure – Operating Surplus

Operating Surplus represents net income adjusted for non cash items such as depreciation and amortization expense, unearned revenue and unrealized gain and losses. Replacement capital expenditures represent those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, the Partnership's capital assets. Operating Surplus is a quantitative standard used in the publicly-traded partnership investment community to assist in evaluating a partnership's ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered as an alternative to net income or any other indicator of the Partnership's performance required by accounting principles generally accepted in the United States. The tables below reconcile Operating Surplus to net income for the three month period ended March 31, 2009.

Reconciliation of Non-GAAP Financial Measure – Operating Surplus	For the three month period ended March 31, 2009

Net income		$ 8,800

Adjustments to reconcile net income to net cash provided by operating activities

Depreciation and amortization	6,901
Deferred revenue	37	6,938
NET CASH PROVIDED BY OPERATING ACTIVITIES		15,738

Replacement Capital Expenditures		(3,814)

OPERATING SURPLUS		11,924
Recommended reserves		(1,541)
AVAILABLE CASH		10,383

Appendix B

				Duration/ Charter
Vessel Name	Sister Vessels (1)	Year Built/ Delivery Date	DWT	Type (2)	Charterer (5)
Atlantas (6)	A	2006	36,760	8-year BC	BP
Aktoras (6)	A	2006	36,759	8-year BC	BP
Aiolos (6)	A	2007	36,725	8-year BC	BP
Agisilaos	A	2006	36,760	3.6-year TC	BP
Arionas	A	2006	36,725	3.6-year TC	BP
Axios	B	2007	47,872	3-year TC	BP
Avax	B	2007	47,834	3-year TC	BP
Akeraios	B	2007	47,781	3-year TC	MS
Anemos I	B	2007	47,782	3-year TC	MS
Apostolos	B	2007	47,782	3-year TC	MS
Attikos (11)	C	2005	12,000	2.2-2.3-yr TC	Trafigura
Alexandros II (12)(13)	D	2008	51,258	10-year BC	OSG
Amore Mio II (14)	-	2001	159,982	3-year TC	BP
Aristofanis (15)	C	2005	12,000	2-year TC	Shell
Aristotelis II (12)(13)	D	2008	51,226	10-year BC	OSG
Aris II (12)(13)	D	2008	51,218	10-year BC	OSG
Agamemnon II (16)	D	2008	51,238	3-year TC	BP
Ayrton II (16)(17)	D	2009	51,260	3-year TC	BP

Vessel Name	OPEX	Expiry of	Daily Charter	Profit Sharing	Description
	(per day)	Charter (3)	Rate (Net) (4)

Atlantas (6)	$250	Mar-14	$15,000(7)		Ice Class 1A IMO II/III Chemical/ Product
Aktoras (6)	$250	Jun-14	$15,000(7)
Aiolos (6)	$250	Feb-15	$15,000(7)
Agisilaos	$5,500	Mar-10	$19,750(8)(9)	✓
Arionas	$5,500	Jun-10	$19,750(8)(10)	✓
Axios	$5,500	Jan-10	$20,500(8)	✓
Avax	$5,500	May-10	$20,500	✓
Akeraios	$5,500	Jun-10	$20,000	✓	Ice Class 1A IMO II/III Chemical/ Product
Anemos I	$5,500	Aug-10	$20,000	✓
Apostolos	$5,500	Aug-10	$20,000	✓
Attikos (11)	$5,500	Sep-09	$13,503		Product
Alexandros II (12)(13)	$250	Dec-17	$13,000		IMO II/III Chem./Prod.
Amore Mio II (14)	$8,500	Jan-11	$36,000(8)	✓	Crude Oil
Aristofanis (15)	$5,500	Mar-10	$12,952		Product
Aristotelis II (12)(13)	$250	May-18	$13,000		IMO II/III Chemical/ Product
Aris II (12)(13)	$250	Jul-18	$13,000
Agamemnon II (16)	$6,500	Dec-2011	$22,000	✓
Ayrton II (16)(17)	$6,500	Mar-12	$22,000	✓
Total Fleet DWT:	862,962

(1)           Sister vessels, vessels of similar specifications and size typically built at the same shipyard, are denoted in the tables by the same letter as follows: (A), (B): these vessels were built by Hyundai MIPO Dockyard Co., Ltd., South Korea, (C): these vessels were built by Baima Shipyard, China, (D): these vessels were built by STX Shipbuilding Co., Ltd., South Korea.

(2)           TC: Time Charter, BC: Bareboat Charter.

(3)           Earliest possible redelivery date. The charters for the M/T Attikos and the M/T Aristofanis, expire on the date of expiration. The redelivery period for the M/T Agisilaos is between March 1 and 29, 2010 and for the M/T Arionas is between June 3 and30, 2010. For all other charters, the redelivery date is +/–30 days at the charterer’s option.

(4)           All rates quoted above are the net rates after we or our charterers have paid any relevant commissions on the base rate. The BP time and bareboat charters are subject to 1.25% commissions. The Trafigura time charter is subject to 2.5% commissions. The Shell time charter is subject to 2.25% commissions. We do not pay any commissions in connection with the MS time charters.

(5)           BP: BP Shipping Limited. MS: Morgan Stanley Capital Group Inc. OSG: certain subsidiaries of Overseas Shipholding Group Inc. Trafigura: Trafigura Beheer B.V.  Shell: Shell International Trading & Shipping Company Ltd.

 (6)           For the duration of the BC these vessels have been renamed: M/T Atlantas to British Ensign, M/T Aktoras to British Envoy and M/T Aiolos to British Emissary.

(7)           The last three years of the BC will be at a daily charter rate of $13,433 (net).

(8)           In addition to the commission on the gross charter rate, shipbrokers are entitled to an additional 1.25% commission on the amount of profit share.

(9)           In August 2008 the TC was extended by 13 months to March 2010. The net daily charter rate prior to this extension was $17,500 and was subject to the same 50/50 profit sharing arrangement.

(10)           Effective as of April 4, 2009. In August 2008 the TC was extended by 13 months to June 2010. The net daily charter rate prior to the extension was $21,000 until November 2008 and $19,000 for the period from November 4, 2008 to April 4, 2009 and was subject to the same 50/50 profit sharing arrangement.

(11)           The M/T Attikos was acquired by us in September 2007.

(12)           For the duration of their charter they have been renamed:  M/T Alexandros II to Overseas Serifos, M/T Aristotelis II to Overseas Sifnos and M/T Aris II to Overseas Kimolos

(13)           OSG has an option to purchase each of these vessels at the end of the eighth, ninth or tenth year of the applicable charter, for $38.0 million, $35.5 million and $33.0 million, respectively, which option is exercisable six months before the date of completion of the eighth, ninth or tenth year of the charter. The expiration date above may therefore change depending on whether the charterer exercises its purchase option.

(14)           This vessel was built by Daewoo Shipbuilding and Marine Engineering Co., Ltd., South Korea and was acquired by us in March 2008.

(15)           The M/T Aristofanis was acquired by us in April 2008.

(16)           Profit share element for these vessels applies only to voyages outside the Institute Warranty Limits (IWL).

(17)           Third year of charter subject to charterer’s option.